SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Pacific Ethanol, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

69423U305

(CUSIP Number)

Janet Miller

Chief Operating Officer and General Counsel

Candlewood Investment Group, LP

555 Theodore Fremd Ave., Suite C-303

Rye, NY 10580

(212) 493-4495

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Investment Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,023,447
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,023,447
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,023,447
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 69423U305

1.	Names of Reporting Persons. Michael Lau
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,284
	8.	Shared Voting Power 5,023,447
	9.	Sole Dispositive Power 7,284
	10.	Shared Dispositive Power 5,023,447
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,030,731
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. David Koenig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,742
	8.	Shared Voting Power 5,023,447
	9.	Sole Dispositive Power 2,742
	10.	Shared Dispositive Power 5,023,447
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,026,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. Phil DeSantis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,207
	8.	Shared Voting Power 5,023,447
	9.	Sole Dispositive Power 4,207
	10.	Shared Dispositive Power 5,023,447
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,027,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. Jonathan Weiss
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,023,447
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,023,447
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,023,447
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Investment Group General, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,023,447
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,023,447
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,023,447
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Special Situations General, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,023,447
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,023,447
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,023,447
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Special Situations Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,987,194
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,987,194
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,987,194
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69423U305

1.	Names of Reporting Persons. CWD OC 522 Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 58,784
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 58,784
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,784
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 39,634,084 outstanding shares of Common Stock as of November 8, 2016, as reported in the Issuer’s Form 10-Q filed on November 8, 2016. Certain private investment funds advised by the Investment Manager, including the Special Situations Fund and the OC Fund, directly hold the shares of Common Stock. The Fund GP serves as general partner to certain of these private investment funds, including the Special Situations Fund and the OC Fund.

The Special Situations Fund, the OC Fund and certain other private investment funds advised by the Investment Manager also directly hold shares of non-voting common stock, $0.001 par value, of the Issuer (the “Non-Voting Common Stock”). The Special Situations Fund holds 1,797,147 shares of Non-Voting Common Stock; the OC Fund holds 38,417 shares of Non-Voting Common Stock; and certain other private investment funds advised by the Investment Manager hold, in the aggregate, 247,524 shares of Non-Voting Common Stock. The Non-Voting Common Stock are convertible on a one-for-one basis into Common Stock (i) if the holder of such shares of Non-Voting Common Stock and any of its affiliates would not, after such conversion, beneficially own greater than 9.99% of the Company’s outstanding shares of Common Stock and (ii) no earlier than sixty-one days after the Company receives a notice of conversion from the holder. Because the Reporting Persons cannot acquire such converted Common Stock within sixty days, they do not have beneficial ownership of such converted Common Stock.

(c) On March 1, 2017, the OC Fund and two private investment funds advised by an entity controlled by the Investment Manager each distributed shares of Common Stock and Non-Voting Common Stock to its investors as part of a pro rata distribution. The OC Fund distributed 2,007,792 shares of Common Stock and 1,132,160 shares of Non-Voting Common Stock (the “OC Fund Distribution”). The two private investment funds distributed an aggregate of 148,669 shares of Common Stock and 144,220 shares of Non-Voting Common Stock. In connection with the distribution by one of the private investment funds, Messrs. Lau, Koenig and DeSantis received (i) 7,284 shares of Common Stock and 7,066 shares of Non-Voting Common Stock, (ii) 2,742 shares of Common Stock and 2,660 shares of Non-Voting Common Stock and (iii) 4,207 shares of Common Stock and 4,081 shares of Non-Voting Common Stock, respectively.

(d) The private investment funds advised by the Investment Manager that directly hold the shares of Common Stock have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock (the “Economic Interest”) reported as beneficially owned by the Investment Manager, the Fund GP, the Manager GP and the Managing Partners. The Economic Interest of the Special Situations Fund exceeds five percent of the Common Stock.

(e) Following the OC Fund Distribution, on March 1, 2017, the OC Fund ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

Standstill Agreement

In connection with the OC Fund Distribution, the Investment Manager and the OC Fund entered into a letter agreement with the underlying investment manager (the “Manager”) of the investors that received shares in the OC Fund Distribution (the “OC Investors”). Pursuant to the letter agreement, the Manager agreed to not cause or permit any OC Investor to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose (including hedging or other transaction that reasonably could be expected to result in a disposition) of shares of Common Stock or any security that is a derivative security of the Common Stock (the “Standstill”). The Standstill is subject to certain exceptions, including an allowable amount of aggregate sales by OC Investors during each calendar month. The Standstill terminates at 4pm EST on June 30, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2017

CANDLEWOOD INVESTMENT GROUP, LP

By:	/s/ Janet Miller
Name:	Janet Miller
Title:	COO/GC/Authorized Person

CANDLEWOOD INVESTMENT GROUP GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Manager

CANDLEWOOD SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ David Koenig
Name:	David Koenig
Title:	Portfolio Manager

CWD OC 522 MASTER FUND, LTD.

By:	/s/ David Koenig
Name:	David Koenig
Title:	Portfolio Manager

CANDLEWOOD SPECIAL SITUATIONS GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Class A Member

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

/s/ Phil DeSantis
Phil DeSantis

/s/ Jonathan Weiss
Jonathan Weiss